Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent to certain members of the press on April 18, 2005:

(Name),

        I wanted to let you know that Adobe (Nasdaq: ADBE) today announced a definitive agreement to acquire Macromedia (Nasdaq: MACR) in an all-stock transaction valued at approximately $3.4 billion. A press release went out at 12:01 Pacific time this morning (see below). The transaction is anticipated to close in Q4 of calendar 2005.

        The combination of Adobe and Macromedia will provide customers a more powerful set of solutions for creating, managing and delivering compelling content and experiences across multiple operating systems, devices and media. Together, the two companies will meet a wider set of customer needs and have a significantly greater opportunity to grow into new markets, particularly in the mobile and enterprise spaces.

        Bruce Chizen will continue as Adobe's Chief Executive Officer and Shantanu Narayen will remain President and COO. Stephen Elop, President and Chief Executive Officer of Macromedia, will join Adobe as President of Worldwide Field Operations.

        I have attached an overview of Adobe's and Macromedia's key corporate facts, in case you find it useful. I have also included details on the financial analyst and investor conference call below. Please let me know if you need any additional information.

Best regards,
(Name)

Teleconference:

        The management teams of both companies will host a financial analyst and investor conference call today at 8:00 a.m. ET (5:00 a.m. PT). The call can be accessed at 888-278-5324 (U.S.) or 706-643-3100 (outside U.S.) with conference call ID #5643249. A live Webcast of the call will also be provided at http://www.adobe.com/ADBE and http://www.macromedia.com/MACR. For those unable to listen to the live conference call, a telephone replay will be available at 800-642-1687 (U.S.) or 706-645-9291 (outside U.S.) with conference call ID #5643249. The telephone replay will be available beginning April 18, 2005 at 9:00 a.m. ET through April 20, 2005 at 12:59 p.m. ET. A Webcast archive will also be available on each company's investor relations Web site.

Press Release:

Adobe to Acquire Macromedia

Combined Company to Deliver Industry-Defining Technology Platform for Rich, Interactive Content

        SAN JOSE, Calif.—April 18, 2005—Adobe Systems Incorporated (Nasdaq: ADBE) today announced a definitive agreement to acquire Macromedia (Nasdaq: MACR) in an all-stock transaction valued at approximately $3.4 billion.

        The combination of Adobe and Macromedia will provide customers a more powerful set of solutions for creating, managing and delivering compelling content and experiences across multiple operating systems, devices and media. Together, the two companies will meet a wider set of customer needs and have a significantly greater opportunity to grow into new markets, particularly in the mobile and enterprise segments.

        "Customers are calling for integrated software solutions that enable them to create, manage and deliver a wide range of compelling content and applications—from documents and images to audio and video," said Bruce Chizen, chief executive officer of Adobe. "By combining our powerful development, authoring and collaboration software—along with the complementary functionality of PDF and Flash—Adobe has the opportunity to bring this vision to life with an industry-defining technology platform."

        Under the terms of the agreement, which has been approved by both boards of directors, Macromedia stockholders will receive, at a fixed exchange ratio, 0.69 shares of Adobe common stock for every share of Macromedia common stock in a tax-free exchange. Based on Adobe's and Macromedia's closing prices on Friday, April 15, 2005, this represents a price of $41.86 per share of Macromedia common stock. Upon the close of the transaction, Macromedia stockholders will own approximately 18 percent of the combined company on a pro forma basis.

        In the combined company, Chizen will continue as chief executive officer and Shantanu Narayen will remain president and chief operating officer. Stephen Elop, president and chief executive officer of Macromedia, will join Adobe as president of worldwide field operations. Murray Demo will remain executive vice president and chief financial officer. Dr. John Warnock and Dr. Charles Geschke will remain as co-chairmen of the Board of Directors of the combined company and Rob Burgess, chairman of the Macromedia Board of Directors, will join the Adobe Board.

        "Both Macromedia and Adobe are passionate about creating and enabling great experiences across a wide range of devices and operating systems," said Stephen Elop, president and chief executive officer of Macromedia. "Our combined teams will be a powerful force for innovation around cutting-edge platforms for delivering content and applications."

Integration

        The two companies are developing integration plans that build on the cultural similarities and the best business and product development practices from each company. The companies will make additional details and information about the acquisition available at www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html.

        "While we anticipate the integration team will identify opportunities for cost savings by the time the acquisition closes, the primary motivation for the two companies' joining is to continue to expand and grow our business into new markets," said Chizen.

        The acquisition, which is expected to close in Fall 2005, is subject to customary closing conditions, including approval by the stockholders of both companies and regulatory approvals. The transaction will be accounted for under purchase accounting rules.

        Due to the absence at this time of estimates of the acquisition-related restructuring costs and the allocation of the purchase price between goodwill, in-process R&D, other intangibles and equity-based compensation expenses related to SFAS 123R, Adobe is currently unable to provide GAAP estimates on future earnings.

        The transaction is currently expected to be break-even to slightly accretive to earnings in the first twelve months after closing on a non-GAAP basis. The company's target of break even-to-slightly accretive to earnings on a non-GAAP basis assumes no adverse impact from the loss of deferred revenue in the first twelve months following the close due to purchase accounting.

Stock Repurchase Program

        Adobe also announced its Board of Directors has approved a post-acquisition stock repurchase program of $1 billion. "After a review of the combined companies' financial position, our Board concluded that the repurchase program is consistent with our overall commitment to deliver value to our stockholders," Chizen added.

        The repurchase program is in addition to the Adobe's existing stock repurchase programs and is expected to commence following the completion of the acquisition. The repurchases will be funded from available working capital.

Conference Call

        The management teams of both companies will host a financial analyst and investor conference call today at 8:00 a.m. ET (5:00 a.m. PT). The call can be accessed at 888-278-5324 (U.S.) or 706-643-3100 (outside U.S.) with conference call ID #5643249. A live Webcast of the call will also be provided at www.adobe.com/ADBE and www.macromedia.com/MACR. For those unable to listen to the live conference call, a telephone replay will be available at 800-642-1687 (U.S.) or 706-645-9291 (outside U.S.) with conference call ID #5643249. The telephone replay will be available beginning April 18, 2005 at 9:00 a.m. ET through April 20, 2005 at 12:59 p.m. ET. A Webcast archive will also be available on each company's investor relations Web site.

About Adobe Systems Incorporated

        Adobe is the world's leading provider of software solutions to create, manage and deliver high-impact, reliable digital content. For more information, visit www.adobe.com.

About Macromedia

        Experience matters. Macromedia is motivated by the belief that great experiences build great businesses. Our software empowers millions of business users, developers, and designers to create and deliver effective, compelling, and memorable experiences—on the Internet, on fixed media, on wireless, and on digital devices.

Forward Looking Statements

        This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe's results, future expectations concerning available cash and cash equivalents, Adobe's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

        Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

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